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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 001-10378

AVENTIS
(Translation of registrant's name into English)

67917 Strasbourg, Cedex 9
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X            Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT LIST

Exhibit	Description
99.1	Press Release, dated February 5, 2004, regarding results for 2003.
99.2	Financial Statements.

3

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (Registrant)
Date: February 5, 2004	By:	/s/ DIRK OLDENBURG
	Name:	Dirk Oldenburg
	Title:	General Legal Counsel

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[LOGO]

Say no to the Sanofi offer:

There’s greater value ahead in Aventis

February 5, 2004

FORWARD-LOOKING STATEMENTS

Statements in this presentation other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.

Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.

Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially. Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law. Aventis disclaims any obligation to revise or update any such forward-looking statement. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report – “Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers.”

Aventis shareholders are urged to read Aventis’ Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission, as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC’s Website at www.sec.gov.

AGENDA

Arvind K. Sood

Introduction

Igor Landau

Aventis firmly rejects Sanofi’s offer

Patrick Langlois

2003 results: Strong momentum to drive future growth

Richard J. Markham

Generating greater value from our products and pipeline

Patrick Langlois

2004 and beyond: Our plans for growth

Q&A session

[LOGO]

Aventis firmly rejects Sanofi’s offer

Igor Landau

Chairman of the Management Board

AVENTIS HAS FIRMLY REJECTED SANOFI’S UNSOLICITED BID

•                  The offer is clearly inadequate

•                  Aventis shareholders asked to share considerable Sanofi risks

•                  Uncertainty of execution

•                  Sanofi needs us – we don’t need them

•                  The offer does not – by far – reflect Aventis’ growth potential

AVENTIS: A GLOBAL COMPANY SET FOR FUTURE OUTPERFORMANCE

•                  Strong results in 2003 – foundation for future growth

•                  New peak sales estimates for existing strategic products

•                  Wave of new product submissions: Genasense, Menactra, Alvesco, Apidra and Sculptra

•                  Planned 2004 launches: Ketek (U.S.), Genasense, Apidra and Sculptra

•                  A robust pipeline with 94 compounds in development (end 2003)

•                  5 in registration

•                  9 in phase IIb/III

[LOGO]

2003 results: Strong momentum to drive future growth

Patrick Langlois

Vice Chairman of the Management Board and Chief Financial Officer

2003 – STRONG CORE BUSINESS MOMENTUM

Core business	2003	Change

Sales(1)	€16,791	+5.9%
			EBITA growth:
EBITA margin(2)	27.4%	+1.8 p.p.	+2% (reported)
			+17% (excl. currencies)
Earnings per share	€3.11	+19%

•                  Strong sales and earnings momentum

•                  6% sales activity and 19% EPS increase

•                  Increasing focus on strategic products and key markets

•                  Improving margins

•                  Strong free cash flow generation: € 2.6 billion in core business

•                  Before exceptional funding for German pensions

Core business represents activities in prescription drugs, human vaccines and corporate activities, including a 50% equity stake in the Merial joint venture

(1) Activity variance, sales in million €   P.P. – Percentage points

(2) Operating income (before goodwill amortization) plus equity from affiliated companies

STRATEGIC PRODUCTS AND VACCINES GENERATING HEALTHY GROWTH

	2003 sales (In million €)	Activity change

Strategic product and human vaccine sales	€9,114	+22.1%
Lovenox	€1,659	+21.3%
Taxotere	€1,362	+22.5%
Delix/Tritace	€1,066	+20.6%
Lantus	€487	+87.1%
Ketek	€115	+135%
Actonel(1)	€194	+81.4%
Alliance sales(2)	€766	+70.1%
Human vaccines	€1,621	+16.6%

Allegra sales	€1,736	+1.1%
U.S. sales	€1,445	-0.1%

Rest of portfolio	€5,960	-10.2%
Dermik	€377	+15.0%
Bulk and toll manufacturing	€564	-20.1%
Other products	€5,019	-10.6%

(1) Actonel sales recorded by Aventis

(2) Combined sales of partnership with Procter & Gamble (excludes Japan)

IMPROVED FOCUS WITH 65% OF SALES FROM STRATEGIC PRODUCTS & VACCINES

Strategic products driving strong growth

[CHART]

Core business sales split 2003

[CHART]

EBITA MARGIN(1) EXPANSION OF NEARLY 2 PERCENTAGE POINTS

As% of sales	2003	2002	Change

Gross margin	73.7%	74.1%	-0.4 p.p.

EBITA margin	27.4%	25.6%	+1.8 p.p.
Of which:
Restructuring expenses	€(211)	€(49)

(1) Core business     P.P. – Percentage points

SOLID CORE BUSINESS EARNINGS GROWTH

[CHART]

No. of shares repurchased in 2003: 15.9

million

CAGR – Compound annual growth rate

AVENTIS BECOMING MORE CASH GENERATIVE

[CHART]

NEARING END OF NON-CORE DISPOSALS

Non-core business	Stake	Accounting
Rhodia	15.3%	Marketable security
Wacker	49%	Equity
DyStar	35%	Equity

•                  Aventis Behring divestiture set to close in H1 2004

•                  Treated as a discontinued operation as of January 1, 2004

•                  Objective to divest remaining holdings in 2004

•                  Negligible P&L impact

•                  Sales not consolidated

Ending “core” / “non-core” distinction as of January 1, 2004

2003 – KEY ACCOMPLISHMENTS

•                  Solid sales and earnings growth in 2003 despite challenges

•                  Progressively adverse currency effect (-10.4 percentage point sales impact)

•                  Higher-than-anticipated restructuring charges and in-licensing fees

•                  Ongoing margin improvement helping to fuel profitability

•                  Increased capacity to generate free cash flow adds to financial flexibility

•                  Low net debt level

•                  Ability to fund German pensions

•                  Enables more aggressive share-buybacks

•                  Significant progress in non-core divestitures – not much remaining

[LOGO]

Generating greater value from our products and pipeline

Richard J. Markham

Vice Chairman of the Management Board and Chief Operating Officer

DELIVERING ON OUR PRODUCT LEADERSHIP STRATEGY

2000-2002

Creating a New Global Pharma Company

•      Focus on strategic products

•      Divest non-core activities

2003-2005

Adapting to a Changing Environment

Preparing the Future

•      Implement disease area strategy

•      Grow strategic products

•      Increase operational effectiveness

2006-Beyond

Global Leader in Core Diseases

•      Diabetes/Metabolism

•      Oncology

•      Vaccines

•      Respiratory

•      Inflammation

•      Thrombosis/Cardio

STRATEGIC FOCUS ON HIGH-POTENTIAL MARKETS

	Prevalence (In million people)			Market value (In billion €)
	Current 2002	Future 2011	CAGR% (2002-	Current 2002	Future 2011	CAGR% (2002-

Diabetes	57	79	4%	7	16	9%
Thrombosis	23	31	3%	4	8	9%
Respiratory
Asthma/Allergic rhinitis	198	209	1%	14	21	5%
Respiratory infections	152	152	N/A	20	23	1%
Bone	35	40	2%	9	28	14%
Central Nervous System	39	42	1%	15	23	5%
Oncology	6	7	2%	15	36	11%
Vaccines	NA	NA	NA	€6	€18	13%

Sources: Decision Resources, Mattson Jack, IMS and Datamonitor

Compound annual growth rates (CAGR) used to calculate all values for the 2002-2011 time periods

Includes 7 major markets -except for thrombosis (4 key countries)       NA – Not applicable

GLOBAL SALES FORCE HAS CRITICAL MASS IN ALL KEY MARKETS

[GRAPHIC]

AVENTIS RECOGNIZED FOR QUALITY OF MARKETING CAPABILITIES

Competitive U.S. sales force

Sales force size in core market segments

[CHART]

U.S. physicians rate Aventis highly

Verispan physician survey

U.S. physician group	2003 ranking	2002 ranking

Allergists	1	1

Oncologists	1	2

Emergency medicine	4	10

Cardiologists	10	13

GP/FP	9	13

Internists	7	12

GP/FP – General practitioner/Family practitioner

DELIVERING SUSTAINABLE GROWTH BY EXCELLING IN THE U.S. MARKET

Increasing share of sales from U.S.(1)

[CHART]

Aventis U.S. growth outpacing industry(2)

[CHART]

(1) 1999 and 2003 sales figures reflect core activities in prescription drugs and human vaccines

(2) IMS comparsion for 2003

BROAD RANGE OF COMPANIES PARTNERING WITH AVENTIS

Bone disease

Actonel (P&G)

SERM (ProSkelia)

Oncology

Campto (Yakult)

Genasense (Genta)

AVE-8062 (Ajinomoto)

VEGF Trap (Regeneron)

Anti-body technology (ImmunoGen)

Inflammation

Inflammatory diseases (Millennium)

Pralnacasan (Vertex)

Asthma/allergies

Alvesco (Altana)

Anti-inflammatory agents (Inflazyme)

AVE-7279 (Coley)

CNS

AVE-3393 (Dainippon)

CRF-1 antagonists (Neurogen)

AVE-3183 (Targocept)

Diabetes

Exubera (Pfizer)

DiaPep277 (Peptor)

Avandaryl (GSK)

AVE-0010 (Zealand)

Vaccines

Merck & Co. (Aventis Pasteur MSD)

Flu vaccine (Crucell, Becton Dickinson)

[LOGO]

Building a leadership position in diabetes

BUILDING LEADERSHIP IN DIABETES

•                  Diabetes approaching pandemic status – a global problem

•                  Aventis poised to lead the market

•                  Exploring new approaches to treatment

•                  12 compounds in clinical development

•                  Opticlik: The first in a portfolio of innovative devices

Strategic products and late-stage compounds	2003 sales	Peak sales potential
Lantus: Changing diabetes treatment	€ 487 million	> €2.5 billion
Apidra: Intensive therapy for primary care	—	> € 400 million
Exubera: Revolution in insulin delivery	—	Blockbuster potential

Aventis diabetes portfolio potential to exceed € 5 billion in annual sales by 2010

LEVERAGING A FULL INSULIN PORTFOLIO

Launch Exubera

•                  Maximize early insulinization

•                  Maximize basal/bolus regimens

Launch Apidra

•                  Maximize ICT treatments

•                  Innovate basal/bolus regimens

Launch Lantus

•                  Aggressive A1c control with insulin

•                  Focus on primary care physicians

Focus on innovation:

•                  Formulations

•                  Indications

•                  Delivery systems

•                  Quality of life

•                  CV outcomes (ORIGIN)

“We don’t start insulin early enough nor use it aggressively enough.”

-  Dr. Robert Turner, principal investigator of UKPDS

ICT – Intensive conventional therapy

CV – Cardiovascular

LANTUS®: BUILDING A GLOBAL BLOCKBUSTER

Lantus the U.S. leader in TRx market

[CHART]

Source: IMS     TRx – Total prescriptions

•                  Peak sales potential: > € 2.5 billion

•                  2003 sales of € 487 million (+87%)

•                  Lantus the No. 1 branded U.S. insulin(1)

•                  Total prescription market share: 21.7%

•                  Now launched in > 40 countries

•                  Developing clinical data to drive growth

•                  Pre-mix insulins

•                  Glitazones

(1) IMS market share data in total insulin market (December 2003)

EXPANDING DIABETES FRANCHISE WITH NEW PRODUCTS AND DEVICES

Building insulin portfolio with Apidra

•                  Peak sales potential: > € 400 million

•     Rapid-acting insulin analogue

•                  More rapid onset and shorter duration of action than regular human insulin (RHI)

•                  Consistent rapid action in all patient profiles

•                  Rapid glucose disposal when given shortly before or soon after a meal

•     Ideal partner for Lantus

•      U.S./EU approval expected in 2004

New Opticlik pen for Lantus and Apidra

•      Developed with extensive market research

•                  Large LCD display

•                  Ergonomic shape

•     Targeting submission in 2004

•                  U.S. and EU

[LOGO]

[GRAPHIC]

EXUBERA®(1): INHALING DRY POWDER INSULIN WORKS

•      Blockbuster sales potential

•      Innovation in insulin delivery

•                  Pre-meal, rapid-acting insulin

•      > 2,000 patients in late-stage trials

•                  Some on Exubera up to 5 years

•      Convincing efficacy / patient acceptance

•      Encouraging pulmonary trends

•                  Early lung function declines seem to stabilize to normal rates seen with aging

•                  Additional studies ongoing

(1) Cooperation with Pfizer

[GRAPHIC]

AN EXTENSIVE PIPELINE TO EXPAND PRESENCE IN DIABETES/METABOLISM

Phase	Compound	Indication	Class/Mechanism of action
Registration	Apidra	Type 1 & 2 diabetes	Rapid-acting insulin analog
Phase III	Exubera	Type 1 & 2 diabetes	Inhalable rapid-acting insulin
Phase I/IIa	AVE-0277(1)	LADA	Preserves beta-cell function
	AVE-8134	Diabetes, dyslipidemia	PPAR α agonist
	AVE-0847	Diabetes, dyslipidemia	PPAR αγ agonist
	AVE-7688	Diabetic nephropathy	Dual ACE/NEP inhibitor
	AVE-0010	Diabetes	GLP-1 agonist
	AVE-2268	Diabetes	SGLT2 (Na+/glucose cotransporter) inhibitor
	AVE-5688	Diabetes	Glycogen phosporylase inhibitor
	BARI 1741	Hypercholesterolemia	Prevents bile acids reabsorption
	1954	Metabolic syndrome	Increases sensation of satiety
	AVE-1625	Metabolic syndrome	Selective CB1 antagonist

(1) DiaPep277

LADA – Latent autoimmune diabetes in adults

PPAR – Peroxisome proliferation activated receptor

GLP-1 – Glucagon-like peptide-1

ACE/NEP – Angiotensin converting enzyme / neutral endopeptidase

BARI – Bile acid reabsorption inhibitor

CB – Cannabinoid

Building on a leadership position in oncology

EXPANDING WORLD LEADERSHIP POSITION IN ONCOLOGY

•                  Significant unmet medical needs remain in cancer

•                  Aventis has demonstrated ability to develop and commercialize blockbusters

•                  U.S. and European physicians rank Aventis as the premier oncology company

•                  Robust pipeline with multiple treatment approaches

•                  7 compounds in clinical development

•                  Focus on innovation: VEGF Trap, ImmunoGen and ALVAC vaccine

Strategic products and late-stage compounds	2003 sales	Peak sales potential
Taxotere: World’s leading chemotherapy agent	€ 1,362 million	> € 3 billion
Campto: A proven market leader	€ 264 million	> € 800 million
Genasense: Aiming to modernize cancer treatment	—	> € 2 billion

Aventis oncology portfolio potential
exceeds € 8 billion in annual sales by 2010

PHYSICIANS VIEW AVENTIS AS
A WORLD LEADER IN ONCOLOGY

Consistently strong image worldwide

Company	U.S. rank	Europe rank
Aventis	1	1
Astra Zeneca	2	3
Amgen	3	6
Novartis	4	4
Genentech/Roche	5	2
Eli Lilly	7	5
BMS	10	7
Sanofi-Synthelabo	X	8

Source: NFO Healthcare, Syndicated Studies 2003

BUILDING A POWERFUL ONCOLOGY
PORTFOLIO

[LOGO]

The chemotherapies of choice for combination therapy

[GRAPHIC]

Novel
cytotoxics

•                  109,881

•                  116,258

[GRAPHIC]

Targeted therapies

•                  GenasenseTM

•                  VEGF Trap

•                  ImmunoGen antibodies

•                  AVE-8062

[GRAPHIC]

Immuno-therapies

•                  ALVAC-CEA

•                  ALVAC-gp100

[GRAPHIC]

Partnerships

•                  Herceptin

•                  Xeloda

•                  Iressa

•                  Erbitux

•                  Femara

•                  Gleevec

TAXOTERE®: AIMING TO BECOME ONE
OF THE MOST SUCCESSFUL CANCER
DRUGS EVER

•                  Peak sales potential: > € 3 billion

•                  Compelling medical rationale and growing body of clinical evidence

•                  Breast cancer: Five phase III trials have demonstrated a survival advantage

•                  Lung cancer: Only agent with 1st and 2nd line survival data

•                  New indications to help drive growth

•                  Five-year survival benefit confirmed in adjuvant breast cancer

•                  Early data reveals benefits in gastric cancer

•                  Survival benefit in prostate cancer

•                  Aiming to be first drug approved to treat three most common cancers

Taxotere the most used cancer drug in U.S.

[CHART]

Average number of U.S. patients per month (In thousands

Source: Tandem Cancer Patient Audit (Q3 2003)

TAXOTERE®: PROLONGING
SURVIVAL IN HORMONE-
REFRACTORY PROSTATE CANCER

•                  The most common form of male cancer

•                  > 500,000 cases annually worldwide

•                  No standard treatment exists for patients failing hormonal therapy

•                  TAX 327: Comparison of Taxotere-based regimen vs. mitoxantrone-based regimen

•                  First trial ever to demonstrate survival advantage for chemotherapy in prostate cancer

•                  Beneficial pain response also seen

•                  U.S./EU dossiers submitted

TAX 327: Survival benefit in 3-week regimen

[CHART]

PSA –Prostate specific antigen

GENASENSE™(1): POTENTIAL TO

REVOLUTIONIZE MANAGEMENT OF CANCER

•                  Peak sales potential: > € 2 billion

•                  Seeking H1 2004 U.S. launch for malignant melanoma with dacarbazine

•                  Area of high unmet medical need

•                  Rapidly growing market potential

•                  Intend to pursue additional indications aggressively

•                  Reinforce activity in multiple types of cancer

•                  Intend to start phase III trial in prostate cancer in 2004

•                  Position Genasense as leading chemosensitizing agent with cytotoxics and targeted therapies

Complete response in a melanoma patient(2)

[GRAPHIC]

July 1999

[GRAPHIC]

December 1999

“Create” and own Bcl-2 therapy market

Demonstrate efficacy in both a solid tumor and hematology

Establish Genasense as a “cornerstone” of cancer therapy

(1) Cooperation with Genta

(2) Genasense in combination with dacarbazine (DTIC)

NEXT GENERATION OF

CHEMOTHERAPEUTIC AGENTS:
109,881 AND 116,258

Encouraging taxane-resistant response(1)

Clinical response n (%)	Non- resistant (n=22)	resistant (n=24)

Partial response	11 (50%)	6 (25%)

Unconfirmed partial response	—	1 (4%)

Stable disease	8 (36%)	3 (13%)

Progressive disease	3 (14%)	10 (42%)

Non-evaluable	—	4 (17%)

•                  Promising efficacy data for 109,881 and 116,258 in taxane-resistant metastatic breast cancer

•                  Broad spectrum of preclinical anti-tumor activity

•                  Crosses the blood-brain barrier

•                  Less pre-medication required

•                  Phase II screening program for both compounds to be implemented in 2004

•                  Proceeding into phase III with 109,881 in metastatic breast cancer

•                  Accelerated review opportunities in refractory patients being explored

(1) Phase II data in 109,881 for metastatic breast cancer presented at ASCO 2003

AN EXTENSIVE PIPELINE TO EXTEND
PRESENCE IN ONCOLOGY

Phase	Compound	Class/Mechanism of action
Registration	Genasense	Targeting Bcl-2 protein
Phase III	109,881	Taxoid, chemotherapeutic
Phase I/IIa	ALVAC-gp100	Therapeutic vaccine
	ALVAC-CEA	Therapeutic vaccine
	AVE-8062	Tubulin targeting antivascular agent
	116,258	Taxoid, chemotherapeutic
	AVE-0005(1)	Vascular endothelial growth factor inhibitor

(1) VEGF Trap

[LOGO]

A world leader in vaccines

AVENTIS: A WORLD LEADER IN VACCINES

•              Offer vaccines against 20 diseases

•              1.4 billion doses made annually to protect > 500 million people

•              Intend to maintain leadership through innovation and production excellence

•              10 vaccines in clinical development

•              New routes of administration

•              New production technology

Strategic products and late-stage compounds	2003 sales(1)	Peak sales potential
Flu vaccines: Growing U.S. demand	€ 479 million	> € 1 billion
Menactra: Conjugate meningitis vaccine	—	> € 1 billion
Adacel: U.S. submission planned for 2004	—	> € 400 million

(1)      Including 100% of sales recorded in Europe by the Aventis Pasteur MSD equity joint venture

U.S. DEMAND FOR INJECTABLE FLU VACCINES EXPECTED TO KEEP GROWING

Expanding U.S. flu vaccine market

Majority of flu growth driven by injectables

[CHART]

•              Peak sales potential: > € 1 billion

•              Increased market opportunity

•             CDC Healthy People goal to immunize >150 million people in U.S. by 2010

•             Best protection for pandemic outbreak is routine and higher vaccination rates

•               Aventis expanding annual production capacity to 165 million doses

•               Intend to maintain leadership through innovation and production excellence

•             New routes of administration

•             New cell-based production technology

Source: Aventis projections based on U.S. Centers for Disease Control targets

MENACTRA™: CONJUGATE MENINGITIS VACCINE WITH BLOCKBUSTER POTENTIAL

•               Peak sales potential: > € 1 billion

•               Targets deadly meningococcal meningitis

•             Can kill a healthy person in 24-48 hours

•             More deadly than pneumococcal meningitis

•               Unique protection profile

•             Elicits longer-lasting immune response

•               2003 U.S. submission for ages 11-55

•             Launch expected in 2005

•             U.S. submission for ages 2-11 after adolescent/adult approval

•               EU submission in 2004 for ages 2-55

•               Ongoing development for < age 2

Two-step approach to blockbuster status

[CHART]

ADACEL™: BOOSTER VACCINE SET FOR U.S. SUBMISSION IN 2004

U.S. pertussis market projections

For both adults and adolescents

[CHART]

•               Peak sales potential: > € 400 million

•               Meeting an unmet medical need

•             DTP(1) vaccine for adolescents and adults

•             Resurgence of pertussis creating demand

•             Blocking transmission to newborns

•               Project accelerated for 2004 submission

•             Targeting use in ages 11-64

•             U.S. launch planned for 2006

•             Registration in other markets

(1) DTP –Diptheria, tetanus and pertussis

A comprehensive respiratory portfolio

RESPIRATORY FOCUS TURNING TOWARD ASTHMA AND DEADLY INFECTIONS

•               Respiratory diseases – particularly asthma – a growing medical problem

•               Intensifying focus on inflammation and asthma

•               7 compounds in clinical development

Strategic products and late-stage compounds	2003 sales	Peak sales potential
Ketek: First ketolide antibiotic for RTIs	€ 115 million	> € 1.5 billion
Alvesco: Innovation in oral steroids for asthma	—	> € 1.5 billion

RTIs – Respiratory tract infections

ALLEGRA®: COMPETING WELL IN THE U.S.

U.S. NRx market share (excl. pediatrics)

[CHART]

•               Sustained U.S. sales activity(1) in 2003

•             Significant overall market decline

•             Increasing pressure from OTC brands

•               No. 1 market share in key groups

•             Single-entity market (180 mg tablet)

•             Fixed combination (Allegra-D)

•               U.S. patent trial date remains set for September 2004

•               Anticipate 2004 high-single digit sales activity decline in U.S.(1)

•             2004 global sales activity decline expected to be in mid-single digits

(1) Sales activity excluding currency impact

Source: IMS NRx – New prescriptions

KETEK®: CURRENT LAUNCHES BODE WELL FOR A SUCCESSFUL U.S. LAUNCH

•               Peak sales potential: > € 1.5 billion

•               Confident of U.S. approval in April 2004

•               2003 sales growth of 135%

•             Now launched in > 40 countries

•               Strong Japan launch (December 2003)

•             First-month volume doubles all competitive antibiotic launches(1)

•             No. 2 antibiotic with 14% market share

•               Outstanding launch in France

•             World’s No. 3 antibiotic market(2)

•             Country’s most successful antibiotic launch(2)

Ketek has lower cost-per-patient benefit

[CHART]

(1) IMS

(2) Gers – Hedbo-Gers

Graphic source: Poster presentations at ICAAC and ERS 2003

CAP – Community acquired pneumonia     AECB – Acute exacerbation of chronic bronchitis

ALVESCO®(1): AN INNOVATIVE ASTHMA THERAPY

•               Peak sales potential: > € 1.5 billion

•               Targeting all asthma severities that use inhaled corticosteroids

•               First once-daily steroid for mild to moderate asthma

•               Local side effects similar to placebo

•               U.S. pediatric and adult indications submitted in December 2003

•               Alvesco/formoterol combination in phase I development

Inhaled steroids in asthma therapy

Class	Long-term control medications
Mild intermittent	None
Mild persistent	Single anti-inflammatory agent
Moderate persistent	Inhaled corticosteroids (May add long-acting beta-agonist)	Inhaled corticosteroids a treatment option
Severe persistent	Multiple long-term control medications

(1) Cooperation with Altana Pharma (U.S. rights only)

AN EXTENSIVE PIPELINE TO EXTEND PRESENCE IN RESPIRATORY DISEASES

Phase	Compound	Indication	Class/Mechanism of action
Registration	Alvesco	Asthma	Inhaled corticosteroid
Phase I/IIa	AVE-0309	Asthma	Anti-inflammatory: Selective inhibitor of IL-4
	AVE-0547	Asthma	Anti-inflammatory
	AVE-5638	Asthma	Tryptase inhibitor
	AVE-5883	Asthma	Anti-inflammatory: Dual NK-1/NK-2 antagonist
	AVE-7279	Asthma, Allergic rhinitis	Suppresses Th2-type immune responses
	1526	Asthma	Ciclesonide combination

IL -Interleukin

[LOGO]

Lovenox: Market leadership today and beyond

LOVENOX®: ACCELERATING MOMENTUM

U.S. sales performance exceeds 15% target

Sales activity increase

[CHART]

•                  Peak sales potential: > € 2.5 billion

•                  2003 U.S. sales activity up 21%

•                  DVT medical disease awareness campaign supporting growth

•                  Main focus remains on converting U.S. unfractionated heparin use

•                  Intend to defend exclusivity

•                  Unique biological traits

•                  Clinical benefits difficult to match

DVT – Deep vein thrombosis

DIRECT FACTOR Xa INHIBITOR (0673): IMPROVING ACS OUTCOMES

Potential of direct Factor Xa inhibition

•                  Greater control of onset/offset, allowing coordination of interventions

•                  Further reduction of morbidity and mortality

•                  Reduced major bleeding risk

•                  Reduced polypharmacy and drug interactions

•                  Ease of use – less need for monitoring and adjustments

•                  Shortening the hospital stay

•                  Peak sales potential: >€ 500 million

•                  Increasing demand for better outcomes in acute coronary syndrome (ACS)

•                 Focus on direct inhibition of Factor Xa

•                 Continuing trend toward acute intervention (angiography/angioplasty/surgery)

•                  0673 progressing to phase IIb

•                 Trial in acute coronary syndrome and non-ST-elevated myocardial infarction

•                 Clinical proof-of-concept completed

AN EXTENSIVE PIPELINE TO EXTEND PRESENCE IN CARDIOVASCULAR/THROMBOSIS

Phase	Compound	Indication	Class/Mechanism of action
Phase IIb	0673	Acute coronary syndrome	Direct Factor Xa inhibitor
Phase I/IIa	AVE-9488	Angina	eNOS expression enhancer
	1766	Angina	Guanylate cyclase activator
	NV1FGF	Peripheral arterial occlusive disease	Plasmid gene therapy
	AVE-0118	Atrial fibrillation	Potassium channel blocker
	AVE-7688	Hypertension	Dual ACE/NEP inhibitor
	1069	Angina	Guanylate cyclase activator
	2906	Acute coronary syndrome	Factor Xa inhibitor

	AVE-5026	Acute coronary syndrome/ DVT	Ultra low molecular weight heparin (ULMWH)

ACE/NEP – Angiotensin converting enzyme / neutral endopeptidase

[LOGO]

Actonel: The value of strategic partnerships

ACTONEL®: ON TRACK TO ACHIEVE BLOCKBUSTER STATUS IN 2005

Actonel Alliance sales

In million €

[CHART]

•                  Peak sales potential: > € 2 billion

•                  2003 Alliance sales: € 766 million (+70%)

•                  Launched in > 65 markets

•                  Osteoporosis share: 16% (+ 5 p.p.)(1)

•                  Bisphosphonate share: 22% (+6 p.p.)(1)

•                  Outstanding clinical data(2)

•                  Rapid/sustained fracture prevention

•                  >60% reduction in GI-related medical expenses vs. Fosamax

•                  New dosing and delivery options

(1) IMS

(2) ASBMR 2003

[LOGO]

Other late-stage products with blockbuster potential

•                  Teriflunomide

•                  100,907

•                  Sculptra

TERIFLUNOMIDE: MULTIPLE SCLEROSIS AGENT PROGRESSING TO PHASE III

•                  Peak sales potential: > € 1 billion

•                  MS the No. 1 cause of progressive neurological disability in young adults

•                  Orally active immuno-modulator

•                  Blocks pyrimidine synthesis

•                  MS market to reach € 8 billion by 2014

•                  Demand for oral therapies

•                  Earlier combination treatment

•                  Teriflunomide progressed to phase III

•                  Efficacy on MRI activity appears comparable to interferon and Copaxone(1)

•                  Acceptable safety and tolerability

Phase II trial shows lower lesion rate

Nine-month treatment period

[CHART]

(1) Non-comparative studies

MS – Multiple sclerosis

100,907: SLEEP MAINTENANCE AGENT PROGRESSING TO PHASE IIB

•                  Peak sales potential: > € 1 billion

•                  100,907 addresses need to help people who are unable to stay asleep

•                  Nearly 30 million adults affected in U.S.

•                  Promising results from phase II proof-of-concept study

•                  Enhanced restorative SlowWave Sleep

•                  Reduced time awake after sleep onset

•                  Increased total sleep time

•                  Progressed to phase IIb

•                  Current sedating treatments do not address underlying cause

•                  May impair next-day function

Mean change from baseline in Slow Wave Sleep in minutes (±SEM)

[CHART]

Mean change from baseline at end-of-study in WASO(1) in minutes (±SEM)

[CHART]

(1) WASO – Wake after sleep onset

SEM – Standard error of the mean

SCULPTRA™/NEW-FILL®: THE WORLD’S FIRST SEMI-PERMANENT SCULPTING AGENT

•                  Peak sales potential: > € 1 billion

•                  Sculptra/New-Fill is an injectable poly-L-lactic acid agent

•                  Corrects skin soft tissue defects associated with facial lipoatrophy

•                  Currently under FDA review (Device division)

•                  Entry into dynamic aesthetic dermatology market

•                  > 5 million non-surgical U.S. procedures in 2002

•                  > 30 million potential users (age 35-60) with household income > € 75,000

•                  Favorable market conditions

•                  Aging and income demographics

•                  Cash payment scheme

•                  Concentrated target audience

•                  Motivated consumers

[GRAPHIC]

SCULPTRA™/NEW-FILL®: SKIN SOFT TISSUE MARKET CLEARLY SEGMENTED

Short-acting

< 1 year

•                  Collagen

•                  Hyaluronic acid (e.g. Restylane)

•                  Botox(1)

(2003 sales: $560 million)

Enduring/

Non-permanent

Up to 2 years

•                  Sculptra/New-Fill

Permanent

>5 years

•                  Silicone

•                  Calcium hydroxyl appetite (Radiance)

•                  PMMA (Artecol)

•                  Pre-formed implants

(1) Botox is not used for soft tissue augmentation. It acts as a neurotoxin to paralyze facial muscles, preventing superficial wrinkles

SCULPTRA™/NEW-FILL®: IMPRESSIVE RESULTS

Lower face – increasing volume and lifting

[GRAPHIC]

Before

[GRAPHIC]

After

•                  Female – age 57

•                  Two treatments with six-week interval

SCULPTRA™/NEW-FILL®: IMPRESSIVE RESULTS (2)

Lower face – increasing volume and lifting

[GRAPHIC]

Before

[GRAPHIC]

After

•                  Female – age 54

•                  Two treatments with six-week interval

2004 – BUILDING A ROBUST PIPELINE

	Preclinical	Phase I/IIa		Phase IIb/III	Registration	Total

Oncology	2	AVE-0005(1) 116,258 ALVAC-gp100	AVE-8062 ALVAC CEA	109,881	Genasense	9
Diabetes / Metabolism	5	AVE-0010 AVE-8134 AVE-0847 AVE-1625(3) AVE-2268	AVE-0277 AVE-7688 (2) BARI 1741 1954 AVE-5688	Exubera	Apidra	17

Respiratory	2	AVE-0309 AVE-0547 AVE-5883	1526 AVE-5638 AVE-7279	0673	Alvesco	9
Cardiology / Thrombosis	10	AVE-0118 AVE-5026 0673 AVE-7688(2) AVE-9488	1069 1766 2906 NV1FGF			19
Rheumatoid Arthritis / Bone	3	AVE-9897(4) AVE-9940	HOE 140 SERM 3471	Pralnacasan(5)		8

Vaccines	4	Pneumo Hexavalent Meninge (infant)	Next-generation flu Dengue RSV	Adacel Pentacel HIV	Menactra	14
CNS / Other	7	AVE-1625(3) AVE-3933 AVE-7398 Pralnacasan(5)	AVE-6971 HP-184 2868 AVE-9897(4)	100,907 Teriflunomide	Sculptra	18

Total	33	47		9	5	94

Compounds with potential indications in more than one disease area:

(1) AVE-0005 (VEGF Trap): Cancer and age-related macular degeneration

(2) AVE-7688: Diabetic nephropathy and hypertension

(3) AVE-1625: Metabolic syndrome, Alzheimer’s disease and Parkinson’s disease

(4) AVE-9897: Rheumatoid arthritis and multiple sclerosis

(5) Pralnacasan: Rheumatoid arthritis, osteoarthritis and psoriasis

(6) AVE-8134: Diabetes and coronary heart failure

2004 and beyond: Our plans for growth

Patrick Langlois

Vice Chairman of the Management Board and Chief Financial Officer

THERE’S GREATER VALUE IN AVENTIS

•               Aventis: A culture of innovation, change and growth

•               Peak sales revisions of key products underscores true growth potential

•               Significant contribution expected from new products

•               Taking actions to extract additional growth

FURTHER IMPROVING PRODUCT AND GEOGRAPHIC CONCENTRATION

• “Carve-out” program to externalize € 1.5 billion of sales of non-strategic assets

•             Transfer infrastructure together with non-strategic products

• Key benefits

•             Further portfolio concentration on key products

•             Reduces exposure to low-growth European markets

•             Reduces generic exposure

•             Innovative model to proactively manage “tail” products

Sales impact: +1 percentage point Minimal earnings dilution

CONTINUITY IN IMPROVING PRODUCTIVITY

•               € 0.30 positive EPS impact in 2005 from current program

•               Additional initiatives can yield a total of € 0.75 positive EPS impact in 2007

•               Some key initiatives

•             Create a single European commercial organization

•             Further rationalize global industrial site network

•             Create shared services – build best-in-class administrative processes

•             Centralize and standardize processes – focus on information technology (IT)

2004 GROWTH OBJECTIVES

•                  Sales activity growth:                                                                                                  6-7%

•                  Strategic products and vaccines activity growth:          ~18%

•                  Rest of portfolio – including U.S. Allegra sales:            (~8)%

•                  EPS percentage growth:                                                                                              Mid-teens

•                  Ongoing productivity enhancement initiatives

U.S. dollar / euro exchange rate assumption of € 1.00 = $1.25

2005 - 2007 GROWTH OBJECTIVES

•                  Average annual sales activity growth (1):                                                                10-11%

•                  Strategic products and vaccines activity growth:          ~18%

•                  Of which new products are expected to contribute > € 2 billion in 2007 sales

•              Rest of portfolio – including U.S. Allegra sales:             (~8%)

•                  EPS percentage growth:                                                                                              13-15%

•                  Ongoing productivity enhancement initiatives

•                  Includes a new € 2-3 billion share repurchase program in 2004 -2005

(1) Following € 1.5 billion carve-out of non-strategic pharmaceutical assets

2005 -2007 GROWTH OBJECTIVES:

LOSS OF ALLEGRA A MANAGEABLE RISK

•                  Objective: Retain Allegra as an Rx product

•                  Contributes significantly to cash flow

•                  Contingency plan in place

•                  Several companies have expressed interest in purchasing future rights

•                  If Allegra patent risk materializes:

•                  Approximately € 1.2 billion in lost sales

•                  Negative € 0.50 earnings per share (EPS) impact

2005-2007 pro-forma sales growth: 11-12%

AVENTIS HAS THE STRENGTHS TO DELIVER HIGH VALUE

•                  A portfolio of strategic products to accelerate growth

•                  Ongoing initiatives to unlock value

•                  Resulting in above-average sales and earnings growth

Aventis deserves a premium valuation

CONCLUSION

•                  Sanofi’s offer does not recognize Aventis’ real value

•                  Offer transfers significant risks to Aventis shareholders

•                  Aventis evaluating all alternative scenarios

There’s greater value ahead in Aventis

[LOGO]

Back-up

STRONG WAVE OF POSITIVE CATALYSTS EXPECTED IN 2004

Business initiatives

•                  Reduce exposure to non-strategic products

Product developments

•                  Ketek (U.S. approval)

•                  Genasense (U.S. approval)

•                  Apidra (U.S./EU approval)

•                  Sculptra (U.S. approval)

•                  Taxotere new indications (U.S./EU submission)

•                  Opticlik insulin pen (U.S./EU submission)

Clinical data

•                  Lovenox SYNERGY data (American College of Cardiology)

•                  Oncology portfolio data at ASCO

•                  Diabetes portfolio data at ADA

Divestitures

•                  Aventis Behring closing

•                  Wacker, DyStar and Rhodia

2004-2006 –ANTICIPATED NEW PRODUCT SUBMISSIONS AND KEY LINE EXTENSIONS

New product Indication		Planned Submissions
Exubera	Type 1 and 2 diabetes	Under review –U.S./EU

Genasense	Malignant melanoma	2004 – EU

Menactra	Meningitis (vaccine)	2004 – EU

Adacel	Adult booster (vaccine)	2004 – U.S.

Apidra	Type 1 and 2 diabetes	2006 – Japan

Flu vaccines	Intra-dermal device	2006 – U.S./EU

109,881	Breast cancer	2006 – U.S./EU

100,907	Sleep disturbances	2006 – U.S./EU

Line extension Indications		Planned Submissions

Taxotere	Adjuvant breast cancer	2004 – U.S./EU
	Prostate cancer	2004 – U.S./EU
	Gastric cancer	2004 – U.S./EU
	Head & neck recurrent	2005 – U.S.

Campto	Adjuvant colorectal cancer	2004 – EU
	Gastric cancer	2004 – EU

Lantus	Opticlik pen device	2004 –U.S./EU/JP

Apidra	Opticlik pen device	2004 – U.S./EU

Ketek	CAP 5-day treatment	2005 – U.S./EU

Lovenox	Acute myocardial infarction	2005 – U.S./EU

	Pediatrics	2004 – U.S.

CAP –Community acquired pneumonia

CAP –Community acquired pneumonia

CATALYST WATCH (1)

Date Product / Event
Q1	Lovenox	Presentation of SYNERGY trial results at American College of Cardiology (New Orleans, March 7-10)
	Ketek	Presentation of study vs. moxifloxacin in acute maxillary sinusitis at American Academy of Allergy Asthma and Immunology (San Francisco, March 19 –
	Taxotere	23 U.S. and EU submissions for adjuvant breast cancer and gastric cancer)
	Genasense	Notification of U.S. status
	Lantus	Global submission of Opticlik reusable pen device (U.S./EU/Japan)
Q2	Ketek	FDA action date (April)
	Lantus/ Exubera	American Diabetes Association (New Orleans, June 13-17)
	Taxotere	U.S. and EU submission for gastric cancer Presentation of pivotal study results in prostate and gastric cancers at American Society of Clinical Oncologists (ASCO) (New Orleans, June 5-8)
	Campto	EU submission for gastric cancer

CATALYST WATCH (2)

Date Product / Event
H2	Genasense	EU submission for melanoma
	Campto	EU submission for adjuvant colorectal cancer
	Menactra	EU submission for ages 2-55
	Adacel	U.S. submission as booster vaccine for diptheria, tetanus and pertussis
	Apidra	U.S./EU submission for Opticlik reusable pen device

AN EXTENSIVE PIPELINE TO EXTEND PRESENCE IN BONE DISEASE

Phase	Compound	Indication	Class/Mechanism of action
Phase IIb	Pralnacasan	Rheumatoid arthritis	Interleukin-1 beta converting enzyme inhibitor
	(On hold)	Osteo arthritis

Phase I/IIa	AVE-9897	Rheumatoid arthritis	CCR1-antagonist

	AVE-9940	Rheumatoid arthritis	P38 inhibitor

	HOE 140	Osteoarthritis	Bradykinin antagonist

	SERM 3471	Osteoporosis	Selective estrogen receptor modulator

IKB kinase-Kinase involved in pro inflammatory cytokine-induced	IκB phosphorylation CCR – Cell cytokine receptor

AN EXTENSIVE PIPELINE TO EXTEND PRESENCE IN CENTRAL NERVOUS SYSTEM

Phase	Compound	Indication	Class/Mechanism of action
Phase III	Teriflunomide	Multiple sclerosis	Immunomodulator
Phase IIb	100,907	Sleep quality	Selective serotonin (5HT2a) antagonist
Phase I/IIa	AVE-1625	Alzheimer’s disease Parkinson’s disease	Selective cannabinoid antagonist
	AVE-7398	Depression	GABA (B antagonist)
	AVE-9897	Multiple sclerosis	CCR1-antagonist
	HP-184	Spinal cord injury	Na+/K+ channel blocker
	AVE-3933	Alzheimer’s disease	Partial GABA receptor agonist

(1) VEGF Trap	GABA – Gamma-aminobutyric acid	CCR – Cell cytokine receptor	CRF – Corticotropin-releasing factor

SELECTED COMPOUNDS IN OTHER DISEASE AREAS

Phase	Compound	Indication	Class/Mechanism of action
Registration	Sculptra	Contour deficiencies	Injectable poly-L-lactic acid
Phase I/IIa	Pralnacasan	Psoriasis	Interleukin converting enzyme inhibitor
	AVE-6971	Bacterial infections	Topoisomerase IV inhibitor
	2868	Bacterial infections	Streptogramin

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